UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Ma. Theresa B. Dizon-De Vega

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey Cohen, Esq.

Patrick Sheil, Esq.

Linklaters

10th Floor, Alexandra House

18 Chater Road

Hong Kong SAR

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Outstanding Direct Domestic Debt of the Republic as of December 31, 2017,” page D-140 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Summary of Outstanding Direct External Debt of the Republic by Currency as of December 31, 2017,” page D-142 of Exhibit 99.D, which is hereby incorporated by reference herein.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Debt Tables of the Republic of the Philippines,” pages D-196 to D-232 of Exhibit 99.D, which is hereby incorporated by reference herein.

4.

(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Series	Date of Maturity	Interest Rate (%)	Total Amount Held by or for the Account of the Registrant
$1.1B 9.875% GB due 2019	January 15, 2019	9.875%	$68,826,000
$1.5B 8.375% GB due 2019	June 17, 2019	8.375%	$55,412,000
$1.4B 6.5% GB due 2020	January 20, 2020	6.500%	$252,178,000
$2.076B 4% GB due 2021	January 15, 2021	4.000%	$2,000,000
$1.5B 4.20% GB due 2024	January 21, 2024	4.200%	$1,000,000
$774.0M 7.50% GB due 2024	September 25, 2024	7.500%	$408,248,000
$1.006B 9.5% GB due 2024	October 21, 2024	9.500%	$17,459,000
$2.0B 10.625% GB due 2025	March 16, 2025	10.625%	$81,997,000
$2.0B 3% GB due 2028	February 1, 2028	3.000%	$17,000,000
$2.0B 9.5% GB due 2030	February 2, 2030	9.500%	$73,874,000
$2.384B 7.75% GB due 2031	January 14, 2031	7.750%	$40,936,000
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	$105,719,000
$2.847B 6.375% GB due 2034	October 23, 2034	6.375%	$57,000,000
$2.0B 3.95% GB due 2040	January 20, 2040	3.950%	$46,500,000
$2.0B 3.700% GB due 2041	March 1, 2041	3.700%	$4,000,000
$2.0B 3.700% GB due 2042	February 2, 2042	3.700%	$25,000,000

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Series	Date of Maturity	Interest Rate (%)	Total Amount Otherwise Outstanding
$1.1B 9.875% GB due 2019	January 15, 2019	9.875%	$519,947,000
$1.5B 8.375% GB due 2019	June 17, 2019	8.375%	$874,616,000
$1.4B 6.5% GB due 2020	January 20, 2020	6.500%	$510,557,000
$2.076B 4% GB due 2021	January 15, 2021	4.000%	$1,605,443,000
₱44.0B 4.95% GB due 2021	January 15, 2021	4.950%	₱44,109,000,000
₱30.8B 3.90% GB due 2022	November 26, 2022	3.900%	₱30,800,000,000
$1.5B 4.20% GB due 2024	January 21, 2024	4.200%	$1,499,000,000
$774.0M 7.50% GB due 2024	September 25, 2024	7.500%	$169,752,000
$1.006B 9.5% GB due 2024	October 21, 2024	9.500%	$330,541,000
$2.0B 10.625% GB due 2025	March 16, 2025	10.625%	$1,398,466,000
$1.5B 5.50% GB due 2026	March 30, 2026	5.500%	$1,049,678,000
$2.0B 3% GB due 2028	February 1, 2028	3.000%	$1,983,000,000
$2.0B 9.5% GB due 2030	February 2, 2030	9.500%	$1,926,126,000
$2.384B 7.75% GB due 2031	January 14, 2031	7.750%	$1,703,510,000
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	$916,529,000
$2.847B 6.375% GB due 2034	October 23, 2034	6.375%	$1,843,131,000
₱54.77B 6.250% GB due 2036	January 14, 2036	6.250%	₱54,770,000,000
$1.5B 5% GB due 2037	January 13, 2037	5.000%	$1,331,000,000
$2.0B 3.95% GB due 2040	January 20, 2040	3.950%	$1,953,500,000
$2.0B 3.700% GB due 2041	March 1, 2041	3.700%	$1,996,000,000
$2.0B 3.700% GB due 2042	February 2, 2042	3.700%	$1,975,000,000

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

From Open Market Purchases:

Series	Date of Maturity	Interest Rate (%)	Total Amount Held by or for the Account of the Registrant
$1.4B 6.5% GB due 2020	January 20, 2020	6.500%	$5,000,000
$2.076B 4% GB due 2021	January 15, 2021	4.000%	$2,000,000
$1.5B 4.20% GB due 2024	January 21, 2024	4.200%	$1,000,000
$2.0B 10.625% GB due 2025	March 16, 2025	10.625%	$2,000,000
$2.0B 3% GB due 2028	February 1, 2028	3.000%	$17,000,000
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	$25,500,000
$2.847B 6.375% GB due 2034	October 23, 2034	6.375%	$57,000,000
$2.0B 3.95% GB due 2040	January 20, 2040	3.950%	$46,500,000
$2.0B 3.700% GB due 2041	March 1, 2041	3.700%	$4,000,000
$2.0B 3.700% GB due 2042	February 2, 2042	3.700%	$25,000,000

From Liability Management Transactions:

Series	Date of Maturity	Interest Rate (%)	Total Amount Held by or for the Account of the Registrant
$1.1B 9.875% GB due 2019	January 15, 2019	9.875%	$68,826,000
$1.5B 8.375% GB due 2019	June 17, 2019	8.375%	$55,412,000
$1.4B 6.5% GB due 2020	January 20, 2020	6.500%	$247,178,000
$774.0M 7.50% GB due 2024	September 25, 2024	7.500%	$408,248,000
$1.006B 9.5% GB due 2024	October 21, 2024	9.500%	$17,459,000
$2.0B 10.625% GB due 2025	March 16, 2025	10.625%	$79,997,000
$2.0B 9.5% GB due 2030	February 2, 2030	9.500%	$73,874,000
$2.384B 7.75% GB due 2031	January 14, 2031	7.750%	$40,936,000
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	$80,219,000

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Debt Tables of the Republic of the Philippines” pages D-196 to D-232 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Debt Tables of the Republic of the Philippines” pages D-196 to D-232 of Exhibit 99.D, which is hereby incorporated by reference herein.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance,” pages D-127 to D-132 of Exhibit 99.D, which is hereby incorporated by reference herein.

7.

(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

Not applicable.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “Balance of Payments—International Reserves,” page D-109 of Exhibit 99.D, which is hereby incorporated by reference herein.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “Balance of Payments,” pages D-78 to D-110 of Exhibit 99.D, which is hereby incorporated by reference herein.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments,” pages D-78 to D-110 of Exhibit 99.D, which is hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 7 consecutively.

(b)	The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit 99.D — Description of Republic of the Philippines, dated October 25, 2018

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE
EXHIBIT INDEX
EX-99.D DESCRIPTION OF REPUBLIC OF THE PHILIPPINES, DATED OCTOBER 25, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of the Philippines has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 25th day of October, 2018.

REPUBLIC OF THE PHILIPPINES

By	/s/ ROSALIA DE LEON
Rosalia de Leon Treasurer of the Philippines

EXHIBIT INDEX

Exhibit	Description

99.D:	Description of Republic of the Philippines, dated October 25, 2018

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